July 1, 2009

By US Mail and Facsimile (202-772-9218)

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3030
Washington, DC 20549
Attn:                      Jeanne Bennett

Re:	Applied Solar, Inc.
Form 8-K for Item 4.02
Filed June 24, 2009
File No. 000-50450

Dear Ms. Bennett:

On behalf of Applied Solar, Inc. (“Applied Solar” or the “Company”), we are responding to the Staff’s letter dated June 24, 2009, which we received via facsimile on June 30, 2009 (the “Comment Letter”), relating to the above-referenced Current Report on Form 8-K (the “Form 8-K”).  In response to the comments set forth in the Comment Letter, the Form 8-K has been amended and the amendment has been filed with the Commission. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Form 8-K Filed June 24, 2009

1.
We read in the Form 8-K that the company determined on 4/18/08 that certain restricted stock and stock option transactions were recorded incorrectly, and that financial statements could not be relied upon. We see this same date of determination disclosed in your recent Form 10-Q. General instruction B to Form 8-K requires that the Form 8-K be filed within four days of the event. Please explain to us why you waited more than fourteen months to file the Form 8-K.

U.S. Securities and Exchange Commission
July 1, 2009

The “April 14, 2008” date listed in both Item 4.02 of the Form 8-K and in Item 5 of the Company’s Quarterly Report on Form 10-Q for the period ended February 28, 2009 (the “February 2009 Form 10-Q”), was a typographical error and should have read “April 14, 2009.”  The Company initially disclosed the error and notice of non-reliance in its February 2009 Form 10-Q under Item 5, which was filed with the Commission within four (4) business days of the determination of non-reliance.  The Company understands that it is the Staff’s position that disclosure under Item 4.02 should be filed on Form 8-K and disclosure in a Form 10-Q is not sufficient.  The Company filed the Form 8-K one day following a telephonic conversation with the Staff on June 23, 2009.  The Company will act in accordance with this Staff position for future applicable filings.

2.
Please amend to identify each of the periods that should no longer be relied upon. We see you refer to only the quarter ended November 2008. Since the date you state you determined that the accounting was incorrect is April 18, 2008, please clarify whether or not the financial statements for each subsequent fiscal period should be relied upon, starting with the period ended May 31, 2008.

As noted above, the date on which the Company determined that its financial statements contained in its Quarterly Report on Form 10-Q for the three and six months ended November 30, 2008 (the “November 2008 Form 10-Q”) could no longer be relied upon was April 14, 2009.  The issue arose out of incorrect accounting treatment of certain restricted stock and option modifications that were effected in the quarter ended November 30, 2008.  The only affected financial statements are those contained in the November 2008 Form 10-Q.  The nine month financial statements in the February 2009 Form 10-Q contained corrected accounting treatment, including tabular disclosure of correcting adjustments in Note 2 to such financial statements, for the three and six month financial statements contained in the November 2008 Form 10-Q.

3.
You make reference to an amended filing for November 30, 2008. However, it appears that other periods may have been affected. Please disclose how you will make available to investors the restated financial statements for each period affected. Also disclose when you intend to do so.

As noted in our response to question 2 above, the November 2008 Form 10-Q contains the only financial statements affected by the errors identified in Item 5 of the February 2009 Form 10-Q and Item 4.02 of the Form 8-K.  We expect to file the amendment to the November 2008 Form 10-Q to restate our financial statements on or prior to July 10, 2009, following final review of our proposed restatement with the Staff.

U.S. Securities and Exchange Commission
July 1, 2009

In connection with our response to the comments of the Securities and Exchange Commission above, the Company hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *  *  *  *  *

We would very much appreciate the Staff’s prompt review of this letter.  Should you have any follow-up questions, please call the undersigned at (858) 909-4080 or Dalton Sprinkle at the same number.
.

Very truly yours,

/s/ Aidan Shields, CFO

Enclosures

cc:  Dalton Sprinkle, General Counsel
David Field, President and CEO